October 22, 2018

G. Douglas Hekking
Chief Financial Officer
Usana Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, Utah 84120

       Re: Usana Health Sciences, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2017
           Filed February 28, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-35024

Dear Mr. Hekking:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2017

Financial Statements
Notes to the Financial Statements
Note D - Income Taxes, page F-17

1. Please tell us why you do not disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign . Refer to Rule 4-08(h)(1) of Regulation S-
      X.
Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
 G. Douglas Hekking
Usana Health Sciences, Inc.
October 22, 2018
Page 2
Note A   Organization, Consolidation, and Basis of Presentation
Recent Accounting Pronouncements
Adopted accounting pronouncements, page 7

2. Upon adoption of ASC 606, you changed the timing of revenue recognition from when the goods are delivered to when the goods are shipped. In light of your disclosures on page F-
         12 of Form 10-K for the fiscal year ended December 31, 2017 that the title and risks and rewards of ownership pass at the time of delivery, and based on the nature of the products being sold, please provide us an analysis to support your determination that the control of the goods transfers upon shipment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Keira Nakada at 202-551-3659 with any questions.



FirstName LastNameG. Douglas Hekking                          Sincerely,
Comapany NameUsana Health Sciences, Inc.
                                                              Division of
Corporation Finance
October 22, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName